

January 30, 2012

Via E-mail
Arnold Tinter
Chief Financial Officer
IBI Acquisitions, Inc.
1175 Osage #204
Denver, CO 80204

>   **Re: IBI Acquisitions, Inc.**
>   **Current Report on Form 8-K**
>   **Filed January 3, 2012**
>   **File No. 000-53340**

Dear Mr. Tinter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K

General

1. Please revise to provide information required by Items 202, 404, and 407(a) and 701 of Regulation S-K or advise. Please provide all information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act. Refer to Item 2.01(f) of Form 8-K and Form 10.

2. Please tell us if any of the following agreements are material to you. If so, please briefly describe them in your filing and file them as exhibits to your Form 8-K or advise:
   - distribution contracts on page 8;
   - contracts evidencing your rights as to intellectual rights of other individuals;
   - the co-production agreement between EA and FUNimation in footnote 3 on page 12;

- collaborative agreements for joint financing, production and distribution of motion picture and television programs on page 28;
- co-production and distributions arrangements on page 28;
- guarantees of bank loans by your chief executive officer on page 34; and
- convertible bonds on page 34.

Investment Agreements, page 3

3. Refer to the fourth paragraph of this section. You indicate that the Registrant intends to change its name from IBI Acquisitions Inc. to T.O Entertainment, Inc. However, the chart of page 6 appears to indicate that IBI Acquisitions is changing its name to TO Entertainment Inc., with T.O Entertainment as its subsidiary. Please revise for consistency or advise.

Description of Business, page 4

4. Please revise this section to disclose your revenues and net losses for your most recent audited fiscal year end and interim stub, as well as your cumulative losses to date. Please similarly revise your first risk factor on page 20 and your Management's Discussion and Analysis of Financial Condition and Results of Operation section on page 24.

Corporate History, page 4

5. Please refer to the third paragraph. You indicate that Straight Jacket was released in theatres in late 2007. Please clarify which countries this movie was released in.

Description of Our Business Section, page 5

6. We note your disclosure of estimated revenue amounts for 2012 detailed by revenue generating activity. Please note that although we do not object to certain presentations of financial forecasts, we generally believe that presentation of forecasted revenue without corresponding presentation of forecasted net income (loss) and earnings (loss) per share for the same period, would be misleading. Please revise to eliminate the disclosure of 2012 estimated revenue amounts, or alternatively, revise to disclose your forecasted amounts in accordance with the guidance in General Instruction (b) to Regulation S-K. This disclosure should also include details of the basis for the projections and the assumptions which in management's opinion are most significant to the projections or are the key factors upon which the financial results of the Company depend.

Production, page 6

7. Refer to the second paragraph. Please expand upon your disclosure to explain the differences between committee, co-production and self-production.

8. We note on page 7 that you indicate that your productions normally produce revenues for approximately 3 years. Please briefly explain how they produce revenues. Similarly revise your disclosure on page 8 in regards to revenue from your feature films. Clarify, for instance, which films had a theatrical release or which were distributed by DVD.

9. Similarly, expand upon your discussion on page 9 to indicate whether or not your films generate revenues from pay-per-view, pay TV or Broadcast or Cable Television. You list those types of distribution, but it is not clear if you generate revenues from them.

Plan of Operations, page 11

Fiscal year ending March 31, 2012

10. We note that the last column in the table on page 11 is entitled "expected release date." Several projects show dates that already passed. Please revise the table accordingly or advise.

11. Please update note 22 on page 15 as of the date of this filing.

Periods subsequent to March 31, 2012, page 15

12. To the extent you discuss future plans or projects, the disclosure should be balanced with a brief discussion on the time frame for implementing future plans, the material steps involved, and any obstacles involved before you can commence the planned projects. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

13. You state that you will seek to co-produce "with major studios in the United States." Please revise to add that there is no guarantee that you will be working with major studios in the United States.

14. We note your reference to profitability in this section; however, it appears that you have lost money in fiscal years 2010 and 2011. Please revise this section to delete reference to profitability. In the alternative, please revise to provide balancing disclosure that there is no guarantee that you will be profitable and provide your revenue and net losses for the most recent audited year and interim stub.

Marketing and Distribution, page 18

Marketing and Distribution of Products, page 18

15. Please revise to delete the following statement: "[t]his is similar to the manner in which Hollywood typically plans its projects."

16. Please refer to the fourth full paragraph in this section and briefly clarify what you mean by your "core users."

17. Refer to the second to last paragraph on page 18. To describe your content, please use an adjective other than "unique."

18. We note your reference to your website in this section. Please revise your disclosure to include the URL address of your website.

Intellectual Property, page 19

19. We note you list the type of involvement and the percentage participation that you may receive. At pages 7 and 8, when discussing your projects, please clarify what channels of distribution you will be entitled to for each and indicate your profit sharing percentage for each or advise.

Risk Factors, page 20

20. We note your reference to convertible bonds on page 34 and the risk that you may not have sufficient cash to repay the obligation if the bond holder does not convert the bonds and you are unable to renegotiate the terms of the bonds. Please include a risk factor addressing the risks associated with your convertible bonds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations for the Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010, page 31

21. We note your disclosure that cost of revenue increased $1,902,110 (14.2%) from $13,424,244 in 2010 to $15,326,354 in 2011. In terms of percentage of revenue, cost of revenue was 92.2% in 2011 as compared to 97.1% in 2010. We further note your disclosure that "cost of revenue is determined by the type of project, but as a percentage of revenue the more accepted the project is to the viewing and reading audience, the lower the percentage of cost of revenue is." However, we do not believe that your disclosure explains the specific reasons why cost of revenue increased in 2011 but is a lower percentage of revenue compared to 2010. Please revise to clearly explain the nature of the circumstances that occurred in 2011 that account for the changes in cost of revenue and the increase in gross profit. Similarly, please revise your disclosure as it relates to the changes in cost of revenue and gross profit for the six months ended September 30, 2011. Your revised disclosure for the six months ended September 30, 2010 should also explain why you had negative gross profit of $438,340 during this period.

Liquidity and Capital Resources, page 33

22. We note that your discussion of liquidity focuses on the six months ended September 30, 2011. Please revise to expand your liquidity discussion to also cover the two-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

23. Please briefly describe the material terms of the convertible bonds.

Summary, page 34

24. Please update your disclosure relating to the release of 30 titles from the Sorcerous Stabber Orphan Series.

25. Please disclose the basis for your statement that you "are expecting to use a well-recognized executive producer in Hollywood" or delete this statement.

26. Please provide an estimate of additional financing you may require and tell us whether you have begun seeking additional financing and clarify there is no guarantee you will receive funding.

Management, page 35

27. Please delete or substantiate the following statement in Mr. Honda's biography: "Mr. Honda managed to create sales of more than 1,000,000 copies in a single year at his young age."

28. Please revise your disclosure to provide five years of business experience for Ms. Chen. Refer to Item 401(e) of Regulation S-K.

Executive Compensation and Plans, page 37

29. We note your disclosure here that "no other executive officers received compensation in excess of $200,000." However, you do not disclose compensation for any of your officers or directors in the last completed fiscal year. Please revise to add compensation information as required by Item 402 of Regulation S-K.

Item 3.02 – Unregistered Sales of Equity Securities, page 38

30. Please revise this section to disclose the aggregate amount of consideration received in the January 3, 2012 transaction.

Audited Financial Statements for the Year Ended March 31, 2011

Statements of Operations and Comprehensive Loss, page F-3

31. We note from your disclosure on page 31 of MD&A that depreciation and amortization is presented below gross profit in the selling, general and administrative expenses line item on the statements of operations and comprehensive loss. Please note that we do not believe it is appropriate to present a gross profit total which excludes depreciation and amortization. Please revise to include the appropriate amount of depreciation and amortization within cost of revenue, or alternatively, please revise your gross profit caption on the face of the statements of operations and comprehensive loss to "gross profit (exclusive of $___ of depreciation and amortization included in selling, general and administrative expenses below)." Please revise accordingly. See Staff Accounting Bulletin Topic 11B.

Statements of Changes in Stockholders' Deficit, page F-4

32. Please explain to us and revise the notes to the financial statements to disclose the nature of the amounts recorded as "stock option reserve."

Notes to the Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Investments in Animation Films, page F-9

33. We note your disclosure that investments in animation films include the Company's investments in co-production animations films which are generally less than 50% ownership and the equity method of accounting has been adopted for these investments. Please tell us, and revise to disclose in the notes to the financial statements, the amount of income related to your investment in animation films recognized in the statement of operations for 2010 and 2011 and explain to us where this amount is recorded on the statement of operations. Also, please revise the notes to the financial statements to include the disclosures required by ASC 323-10-50 as applicable.

Note 5. Film Costs, page F-12

34. Please revise to include disclosure of the portion of the costs of your completed films that are expected to be amortized during the upcoming operating cycle. Please also disclose the percentage of unamortized film costs for released films, excluding acquired film libraries, that you expect to amortize within three years from the date of the balance sheet. If that percentage is less than 80 percent, please provide additional information, including the period required to reach an amortization level of 80 percent. See guidance in ASC 926-20-50.

Note 10. Convertible Bonds, page F-15

35. We note your disclosure that the convertible bonds include undetectable conversion features in the form of a warrant due September 30, 2012 to stockholders of the company. Please explain to us and revise to provide the details of the nature and terms of these warrants. Also, in light of the fact that your stock is not currently trading in an active market, please tell us and disclose how you determined or calculated the stock price on grant date used to value the embedded derivatives.

Note 11. Share Based Compensation, page F-15

36. We note that during 2010 you issued stock options to non-employees and recognized $37,031 of stock compensation expense related to these options. In light of the fact that your stock is not currently trading on an active market, please explain to us how you determined the share price used in the Black-Scholes valuation model. Also, please explain to us how you determined the share price for the valuation of the options issued to employees which resulted in $231,672 of stock compensation expense recorded in 2010.

Note 14. Earnings per Share, page F-19

37. Please revise to disclose the type and amount of securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Your interim financial statements should be similarly revised. See ASC 260-10-50-1(c).

Note 16. Segment Reporting, page F-19

38. We note your disclosure that more than 90% of the Company's total revenue is derived from the filmed entertainment segment generated from Japan so accordingly no business or geographic segment reporting is required. Please confirm to us that the Book Publishing and Production segment also does not meet either of the following quantitative thresholds:

- The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either: 1. The combined reported profit of all operating segments that did not report a loss or 2. The combined reported loss of all operating segments that did report a loss;
- Its assets are 10 percent or more of the combined assets of all operating segments.

If either of the above quantitative thresholds are met by the Book Publishing and Production segment, it should be separately disclosed as a reportable segment and your notes should be revised to include the disclosures required by ASC 280-10-50. See guidance in ASC 280-10-50-12.

Note 18. Subsequent Event, page F-19

39. We note your disclosure that on January 3, 2012 you entered into Investment Agreements with IBI whereby the Company and its subsidiaries became subsidiaries of IBI and there was a change of control in IBI. You also disclose that the transaction will be accounted for as a "reverse merger." Please revise to include details of the nature and terms of the transaction such as the amount of shares exchanged by each party.

Unaudited Interim Financial Statements for the six months ended September 30, 2011

General

40. Please revise the unaudited interim financial statements and the notes to the unaudited interim financial statements to comply with our comments on the audited financial statements as of March 31, 2011, as applicable.

Note 8. Share Based Compensation, page FF-10

41. We note your disclosure that on June 22, 2011, 250 share options granted during the year of 2011 were exercised at a price of ¥60,000. However, based on the disclosures in Note 11 to the audited financial statements, there were no stock options granted during fiscal 2011. Please revise to resolve this inconsistency in your disclosure. Also, please revise your disclosure in this note and elsewhere in your filing, as applicable, to disclose amounts in your reporting currency, US Dollars in addition to the amounts presented in Japanese Yen.

Note 10. Earnings per Share, page FF-13

42. We note your disclosure that the effect of dilutive potential common stock includes unpaid shares subscription. Please explain to us and revise the notes to the financial statements to disclose the nature and terms of these unpaid shares subscriptions. As part of your response and your revised disclosure please explain how the unpaid shares subscription have been reflected in the Company's financial statements. Additionally, please explain why you believe it is appropriate to reflect such shares in the calculation of the Company's diluted earnings per share for the six months ended September 30, 2011.

Note 12. Non-Controlling Interest and Related Party Transaction, page FF-14

43. We note your disclosure that during June 2011 TO Entertainment Singapore PTE LTD, a subsidiary of the Company, sold 40,000 shares of its common stock to one of its directors for $30,864. In light of the significantly higher value assigned to common shares in the

year ended March 31, 2011, please explain to us how you calculated or determined the price per share for the shares sold in this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Clair Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via E-mail
        Gary Joiner, Esq.